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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

AUTONOMY CORPORATION PLC

Commission File No: 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

        On November 8, 2002, Autonomy Corporation plc (the "Company") issued a press release announcing that its Board of Directors has approved a share repurchase program of up to 12.5 million additional ordinary shares for up to US$50 million, and the convening of an Extraordinary General Meeting to approve the proposals on December 2, 2002 at 10:00 a.m. at the Company's offices. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

        On November 8, 2002, the Company commenced distribution of the Notice of Extraordinary General Meeting to be held on December 2, 2002 and proxy materials related thereto. A copy of the Notice of Extraordinary General Meeting is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

99.1	Press Release issued on November 8, 2002, announcing proposed share repurchase program and convening of Extraordinary General Meeting.
99.2	Notice of Extraordinary General Meeting to be held on December 2, 2002 at 10:00 a.m. at the Company's offices.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2002
AUTONOMY CORPORATION PLC
	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

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AUTONOMY CORPORATION PLC
INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on November 8, 2002, announcing proposed share repurchase program and convening of Extraordinary General Meeting.
99.2	Notice of Extraordinary General Meeting to be held on December 2, 2002 at 10:00 a.m. at the Company's offices.

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SIGNATURES
AUTONOMY CORPORATION PLC INDEX TO EXHIBITS